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NEWS RELEASE

Attention business/financial editors and telecommunication reporters:

Call-Net Enterprises Inc. Reports Significant Improvements in
EBITDA and Free Cash Flow in First Quarter of 2005

-	Revenue of $216 million, 7% increase over Q1 2004
-	EBITDA of $36 million, 35% increase over Q1 2004
-	Free cash flow totals $11 million

TORONTO, ON, May 3, 2005 - Call-Net Enterprises Inc., a national facilities-based provider of competitive telecommunications, data and Internet protocol (IP) solutions to households and businesses across Canada, today reported financial results for the first quarter ending March 31, 2005.

“We delivered very positive results during the first quarter, both as a result of the Bell/360 acquisition and reductions in carrier costs driven by regulatory changes,” said Bill Linton, president and chief executive officer. “Our consumer division reported five per cent revenue growth and our business division grew by 23 per cent. Local service, data and wireless now provide 56 per cent of our total revenue and our cost of acquisition continues to improve quarter over quarter.”

Consolidated revenue for the first quarter of 2005 was $216 million, a $13 million or seven per cent increase from the same period last year. First quarter earnings before interest, taxes, depreciation and amortization (EBITDA) were almost $36 million, representing a $9 million or 35 per cent increase from the first quarter of 2004. Gross margin for the quarter was almost 55 per cent, up from 53 per cent in the same period last year.

Call-Net continued to experience growth in its local service offer, adding over 30,000 new local service and business line equivalents during the first quarter. The total number of local service consumer and business line count now stands at 495,100, including 336,100 home phone lines and 159,000 business local line equivalents. Overall churn for the quarter was 2.1 per cent, down from 2.2 per cent in the same quarter last year.

Consumer Services revenue improved by five per cent compared with the same quarter in 2004, as increases in home phone and wireless service revenue more than offset declines in dial-up Internet and long distance revenue. In the first quarter, 71 per cent of Consumer Services revenue came from customers who purchased more than one product, compared to 56 per cent in the first quarter of 2004.

Business Services revenue grew by 23 per cent compared to the same quarter in 2004. Organic growth in local service and data and the full impact of the Bell/360 acquisition in late 2004, contributed to improvement in every product category except long distance.

As anticipated, gains in consumer and business operations were offset by a continued decline in wholesale revenue this quarter. Wholesale revenue in the quarter totaled $39 million, reflecting a 19 per cent decrease from the same quarter last year. Revenue from wholesale comprises only 18 per cent of consolidated revenue, of which 66 per cent is long distance service.

Carrier costs were $97 million in the first quarter or 45 per cent of revenue, up from 95 million in the same quarter last year. The increase is attributed to the addition of the Bell/360 base and costs associated with the increased volume of local, data and wireless services, offset by the effect of the

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CDN services decision (Telecom Decision CRTC 2005-6), which reduced access and other related services costs.

Operating costs for the quarter were $83 million representing a $2 million or two per cent increase over the same period last year. The increase was due to the inclusion of the operations associated with the Bell/360 base of customers.

Call-Net recorded a net loss in the quarter of $13 million or $0.36 cents per share compared with a net loss of almost $30 million in the first quarter of 2004.

“The improvements in operating performance combined with a very manageable financing cost and on-plan capital expenditures of $16 million, allowed us to improve our cash flow and our liquidity position in the quarter,” said Roy Graydon, executive vice president and chief financial officer. Call-Net generated free cash flow of $11 million in the quarter and ended the quarter with $80 million in cash and short-term investments.”

Regulatory
During the quarter, the Canadian Radio-television and Telecommunications Commission (CRTC) issued three decisions that have a positive impact on the Company. In February, the CRTC lowered the price of competitor digital network services (CDN services), which are facilities and services provided to competitive local exchange carriers (CLECs), reducing Call-Net’s carrier charges by approximately $25 million annually.

In March, the CRTC directed Bell Canada and TELUS to grant CLECs direct access to their operational support systems (OSS). The ILECs have up to one year from the date of the decision to grant access, which will result in operational efficiencies and increased levels of customer satisfaction.

In April the CRTC issued decisions on quality of service, local promotions, the price floor regime and a pubic notice with respect to a proceeding to establish criteria for deregulating local services. Generally these decisions continue to support the development and evolution of a competitive telecommunications environment.

Outlook
Call-Net’s financial and operating performance in the first quarter is consistent with the guidance it provided for the full year 2005. The Company expects strong EBITDA performance in its core businesses to be tempered by the investments in rolling out high-speed Internet to Canadian consumer, increases in consumer marketing expenses, and integrating the Bell/360 assets into its network.

Quarterly Conference Call
Call-Net will hold a quarterly conference call today at 2:00 p.m. ET. To participate in the call dial 1-877-888-3490 (Participation code: T563595S), or join via web cast at www.callnet.ca. A replay of the call will be available until May 11, 2005 by dialing 1-888-509-0081.

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About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:

Media Contact:
Karen O'Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

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CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(millions of Canadian dollars)	March 31, 2005	December 31, 2004

ASSETS
Cash and cash equivalents	27.6	38.9
Short-term investments	52.0	34.8
Cash, cash equivalents and short-term investments	79.6	73.7
Accounts receivable	22.4	22.8
Other current assets	25.9	30.2
Total current assets	127.9	126.7
Capital assets	437.4	458.3
Intangible assets	44.1	52.2
Other assets	10.6	11.7
Total assets	620.0	648.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	132.9	149.7
Long-term debt	269.8	268.5
Other long-term liabilities	52.8	53.3
Shareholders' equity
Capital stock
Common shares, unlimited authorized	47.5	49.7
Class B non-voting shares, unlimited authorized	300.7	298.5
Preferred shares, unlimited authorized	-	-
Contributed surplus	4.5	4.4
Deficit	(188.2)	(175.2)
Total shareholders' equity	164.5	177.4
Total liabilities and shareholders' equity	620.0	648.9

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CALL-NET ENTERPRISES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three Months	Three Months
	Ended	Ended
(millions of Canadian dollars, except per share amounts or otherwise indicated)	March 31, 2005	March 31, 2004

Revenue	215.8	202.5
Carrier charges	97.4	95.1
Gross profit	118.4	107.4
Operating costs	82.6	80.9
Realignment and restructuring charges	(0.4)	-
Depreciation and amortization	37.1	36.8
Operating loss	(0.9)	(10.3)

Loss on repurchase of long-term debt	-	(4.0)
Reversal of change in control provision	-	4.7
Interest on long-term debt	(7.3)	(9.7)
Interest and other expense	(3.2)	(2.2)
Foreign exchange loss	(2.6)	(8.1)
Loss before taxes	(14.0)	(29.6)
Income tax benefits/(expense)	1.0	(0.3)
Net loss for the period	(13.0)	(29.9)
Deficit, beginning of period	(175.2)	(96.8)
Deficit, end of period	(188.2)	(126.7)

Basic and diluted loss per share	(0.36)	(0.84)

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CALL-NET ENTERPRISES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months	Three Months
	Ended	Ended
(millions of Canadian dollars)	March 31, 2005	March 31, 2004

OPERATING ACTIVITIES
Net loss for the period	(13.0)	(29.9)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	37.1	36.8
Unrealized foreign exchange loss on long-term debt	1.3	6.0
Realignment and other charges	(0.4)	-
Reversal of change in control provision	-	(4.7)
Loss on repurchase of long-term debt	-	4.0
Other non-cash operating expenses	0.9	1.3
Cash provided by operations before changes in non-cash working capital	25.9	13.5
Net change in non-cash working capital balances related to operations	(1.6)	35.1
Cash provided by operating activities	24.3	48.6

INVESTING ACTIVITIES
Purchase of short-term investments	(52.0)	(2.6)
Proceeds from short-term investments	34.8	68.6
Acquisition of capital assets	(16.2)	(14.0)
Acquisition of intangible assets	(1.6)	-
Increase in deferred costs	(0.3)	(0.5)
Cash provided by (used in) investing activities	(35.3)	51.5

FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.3)	(0.4)
Repurchase of long-term debt	-	(104.8)
Cash used in financing activities	(0.3)	(105.2)
Net decrease in cash and cash equivalents during the period	(11.3)	(5.1)
Cash and cash equivalents, beginning of period	38.9	56.5
Cash and cash equivalents, end of period	27.6	51.4

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Cash received for interest	0.6	1.7
Cash paid for interest	1.2	2.9
Cash paid for capital and income taxes	0.8	1.0

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